Mail Stop 3561

July 1, 2008

via U.S. mail and facsimile

John P.D. Cato, President
The Cato Corporation
8100 Denmark Road
Charlotte, North Carolina 28273-5975

**RE:  Cato Corporation**
**Form 10-K for Fiscal Year Ended**
**February 2, 2008 and filed April 1, 2008**
**Schedule 14A filed April 11, 2008**
**File No. 1-31340**

Dear Mr. Cato:

We have reviewed your filing and have the following comment.  If you disagree, we will consider your explanation as to why our comment is inapplicable.  Please be as detailed as necessary in your explanation.  After reviewing this information, we may raise additional comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comment or any other aspect of our review.  Feel free to call us at the telephone number listed at the end of this letter.

Schedule 14A

2007 Executive Compensation

Compensation Discussion and Analysis, page 21

External Benchmarking for Named Executive Officers, page 21

1.  In future filings, please identify the companies that comprise the "Retail Industry

Total Remuneration Survey" of your outside consultant, as you did for the "Peer Group."  Refer to Item 402(b)(2)(xiv) of Regulation S-K.

<u>Closing Comments</u>

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response.  Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Susann Reilly at (202) 551-3236 with questions.

Sincerely,


John Reynolds
Assistant Director
Office of Beverages, Apparel and
            Health Care Services


cc:  John P.D. Cato
      Facsimile to 704-551-7626